United States securities and exchange commission logo





                               June 1, 2021

       Alan Beal
       Chief Executive Officer
       Armed Forces Brewing Company, Inc.
       1420 Catlyn Place
       Annapolis, MD 21401

                                                        Re: Armed Forces
Brewing Company, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 5, 2021
                                                            File No. 024-11502

       Dear Mr. Beal:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment #1 on Form 1-A Filed May 5, 2021

       General

   1. We note your risk factor disclosure that the subscription agreement designated courts in the State of Delaware
as the exclusive forum for certain claims against the Company. On page 67, we note that
you identify the state of Maryland as the exclusive forum for certain legal actions. Please
revise as needed. In addition, please revise your disclosure to clearly state whether this
provision will apply to purchasers in secondary transactions. Please also ensure that Section 9
of the Subscription Agreement is consistent with your disclosure.
       Cover Page

   2. Please revise to limit the cover page to one page in length. Please refer to Item 1 of Part II of Form 1-A.
 Alan Beal
FirstName  LastNameAlan Beal Inc.
Armed Forces  Brewing Company,
Comapany
June 1, 2021NameArmed Forces Brewing Company, Inc.
June 1,
Page 2 2021 Page 2
FirstName LastName
Plan of Distribution, page 44

3. We note your disclosure on page 45 that you intend to accept credit card payments for your shares. Please consider including risk factor disclosure regarding investing with a
         credit card. Please refer to SEC   s Investor Alert dated February 14,
2018 entitled: Credit
         Cards and Investments     A Risky Combination. In addition, please add
disclosure
         explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and clearly state whether you or investors will pay such fees.
Description of Business, page 51

4. We note your disclosure on page 53 that your distribution partners already have plans to distribute your products across the country and that you have discussed agreements with global beer exporters to export your products. Please revise your disclosure to provide all material terms of these agreements. In addition, please file as an exhibit to your offering circular all material contracts entered into. Please refer to Item 17 of Part III of Form 1-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
54

5. Please revise to provide a more clear discussion of your results of operations for the periods presented. For example, but not limited to, the causes of material changes for each year presented. Please refer to Item 9 of Part II of Form 1-A. Directors and Executive Officers, page 60

6.       Please revise this section to specifically disclose management   s
business experience over
         that past five years and include dates of employment. Please refer to
Item 10(c) of Part II
         of Form 1-A.
Compensation of Directors and Executive Officers, page 62

7. Item 11 of Part II of Form 1-A requires that you provide, in substantially the tabular format indicated, the annual compensation of each of the three highest paid persons who were executive officers or directors during the last completed fiscal year. It appears that you provided the total combined compensation paid for fiscal years ended December 31,
         2019 and 2020. Please revise accordingly.
Security Ownership of Management and Certain Securityholders, page 63

8. It appears that the table of beneficial ownership and the table of beneficial ownership assuming all shares in this offering are sold are identical. Please revise accordingly.
 Alan Beal
FirstName  LastNameAlan Beal Inc.
Armed Forces  Brewing Company,
Comapany
June 1, 2021NameArmed Forces Brewing Company, Inc.
June 1,
Page 3 2021 Page 3
FirstName LastName
Perks, page 72

9. Please clearly describe here any shareholder benefits or perks. Please also disclose an estimate of the value of the investor perks.
Audited Financial Statements
Period of January 1, 2019 through December 31, 2020
Independent Auditors Report, page 84

10. Please revise to include a signed audit report that conforms to the format and requirements outlined in AICPA Auditing Standards Codification Section 700 and Rule 2-02 of
         Regulation S-X.

Audited Financial Statements
Period of January 1, 2018 through December 31, 2019, page 96

11. We note you included audited financial statements for the two years ended December 31,
         2019. Please note that these financial statements and related disclosures are not required to be provided in this registration statement pursuant to Part F/S of the Instructions to Form
         1-A. As such, please revise to remove such financial statements and related disclosures.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Kendall Almerico